Exhibit (h)(4)(a)

                                   SCHEDULE A

                      EATON VANCE SPECIAL INVESTMENT TRUST

                        ADMINISTRATIVE SERVICES AGREEMENT


NAME OF FUND                              EFFECTIVE DATE        FEE*

Eaton Vance Small Company Growth Fund     April 16, 2000        0.15%
Eaton Vance Small-Cap Value Fund          March 18, 2002        0.15%


* Fee is a percentage of average daily net assets per annum, computed and paid monthly.